Jim Merrill Chief Financial Officer One Benham Place, Suite 600 9400 North Broadway Oklahoma City, OK 73114 Of 405.254.5805 Fax 405.600.0600 Cell 405.401.5980 Email: jmerrill@gmxresources.com

August 2, 2011

Via EDGAR and (supplemental information only) Federal Express

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMX Resources Inc.

Registration Statement on Form S-3

Filed June 27, 2011

File No. 333-175157

Annual Report on Form 10-K for Fiscal Year ended December 31, 2010

Filed March 11, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 22, 2011

File No. 001-32977

Dear Ms. Nguyen Parker:

Set forth below are the responses of GMX Resources Inc., an Oklahoma corporation (“GMXR,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2011, with respect to GMXR’s (i) Registration Statement on Form S-3 filed with the Commission on June 27, 2011, File No. 333-175157 (the “Registration Statement”), (ii) Annual Report on Form 10-K for Fiscal Year ended December 31, 2010 filed with the Commission on March 11, 2011 (the “Annual Report”), and (iii) Definitive Proxy Statement on Schedule 14A filed with the Commission on April 22, 2011, File No. 001-32977 (the “Proxy Statement”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Registration Statement on Form S-3

General

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

Response:

We acknowledge that you will not be able to accelerate the effectiveness of the Registration Statement until we have cleared all comments, including comments on our periodic reports, below.

2.	For each selling shareholder that is a legal entity, please identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

Amendment No. 1 has been amended to include the identity of the natural person or persons who exercise sole and/or shares voting or dispositive powers over the securities offered for resale by that shareholder on page 3.

3.	Please advise the staff whether each selling securityholder is an affiliate, as defined by Rule 405, of a broker-dealer. If any of the selling securityholders are affiliates of broker-dealers, then include disclosure indicating whether those broker-dealer affiliates:

•	Purchased the securities to be resold in the ordinary course of business; and

•	At the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly.

Response:

To the Company’s knowledge after due inquiry, no selling stockholder is an affiliate of a broker-dealer.

4.	We note that you do not specifically incorporate by reference the Current Reports on Forms 8-K, both filed on February 2, 2011. Please revise, and refer to Item 12(a)(2) of Form S-3.

Response:

We have revised the Registration Statement to incorporate by reference both Current Reports on Form 8-K filed on February 1, 2011, as well as other Current Reports on Form 8-K containing information filed (rather than furnished under Items 2.02 or 9.01) since the filing of the Company’s Annual Report on Form 10-K.

Annual Report on Form 10-K

General

5.	You discuss throughout your filing that you utilize hydraulic fracturing in your operations as a means to maximize the productivity of your wells. Please tell us, with a view for disclosure:

•	The location of your fracturing activities;

•	Your acreage subject to fracturing;

•	The percentage of your reserves subject to fracturing;

•	The anticipated costs and funding associated with fracturing activities; and

•	Whether there have been any incidents, citations, or suits related to your fracturing operations for environmental concerns, and if so, what has been your response.

Response:

In response to comment 5, the Company advises you as follows:

A. The Company engages in hydraulic fracturing activities in Texas, and anticipates that it will engage in such activities in North Dakota, Montana and Wyoming.

B. The Company’s entire undeveloped acreage base consists of primarily unconventional reserves and will require hydraulic fracturing including our recently acquired acreage in the Williston and DJ Basins.

C. Currently, the Company intends to allocate approximately $40 million of its 2011 estimated capital expenditures for drilling activities requiring or associated with fracturing. We expect to fund these activities from cash on hand, borrowings under our credit facility and future capital market transactions.

D. The Company has not experienced any incidents, citations, or suits related to its fracturing operations for environmental concerns.

6.	In regard to your hydraulic fracturing operations, with a view for disclosure, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

•	Have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

•	Monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	Evaluate the environmental impact of additives to the fracturing fluid; and

•	Minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Response:

A. The Company’s drilling, casing, and cementing program is compliant with all state and federal regulations. Additionally, we research technical literature supported by the API, SPE, and AADE, to ensure our program utilizes new technology where applicable. Our surface, intermediate and production casing strings are fully inspected prior to installation, and during installation we strictly adhere to the manufacturers recommended torque requirements. Shallow fresh water aquifers are protected from drilling and completion fluids with a fully inspected length of surface casing that is cemented to the surface. Additional protection of the shallow water aquifers is offered by the intermediate and production casing strings. During cementing operations the surface rates and pressures are monitored “real time” to verify the placement of cement and to ensure pressure integrity of the casing string that is being cemented.

B. The Company closely monitors in real time the injection rates and pressures during our hydraulic fracturing operations. We routinely adjust our treatment schedule based on small rate and pressure responses during the job, and if abrupt changes in rate and/or pressure occur we react accordingly and any corrective action will occur immediately. After hydraulic fracturing operations are complete at any given well site, the rate and pressure data is recorded and permanently archived in our well records for subsequent analysis and modeling.

C. The Company has conducted no specific environmental studies on the impact of additives to the fracturing fluid. However, the Company is always looking to minimize the type and amount of chemicals used

D. On our hydraulic fracturing operations, we pay close attention to rate/pressure and we try to pump our jobs with all slick water as long as the conditions allow.

7.	In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak from your hydraulic fracturing operations.

Response:

Containment of a spill or leak from hydraulic fracturing operations is designed based on the location’s unique surface topography. A pre-hydraulic fracturing on site inspection is conducted by a Company representative and the hydraulic fracturing vendor to assess the site and to plan out the location of the hydraulic fracturing equipment. The layout of the equipment is strategically planned to reduce/eliminate the potential for any environmental release taking into account the topography of the location and the surrounding area. During hydraulic fracturing operations, the Company employs the use of plastic sheeting under the chemical floats and mixing equipment to dam up and contain all chemical spills. During the job, if any chemicals have been spilled a vacuum truck is utilized to remove the spill prior to it overflowing the containment area. Immediately after completion of the hydraulic fracturing operation, a vacuum truck is utilized to clean up any leftover chemicals used during the job and the plastic sheeting is taken up and properly disposed of commercially.

8.	Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin or region where hydraulic fracturing is used.

Response:

We are supplementally providing you with a report as requested above in comment 8.

9.	In addition, we note your disclosure at page 22 relating to your insurance coverage. Please revise your disclosure to discuss:

•	The applicable policy limits and deductibles related to the insurance coverage;

•	The related indemnification obligations and those of your customers, if applicable;

•	The insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	The risks for which you are insured for your hydraulic fracturing operations.

Response:

A. The Company currently maintains general liability insurance of $5.0 million, with an excess policy of $10.0 million. The Company believes its deductibles are consistent with prudent industry practices and does not expect that the payment of any deductibles would have a material adverse effect on the Company’s financial condition or results of operations.

B. As is customary in the industry, the Company typically indemnifies service companies with respect to hydraulic fracturing services performed on behalf of the Company.

C. The Company has obtained a pollution liability policy with an aggregate limit of $2 million that provides for indemnity arising from environmental impairment, on a continuous basis, since February 17, 2007. This coverage would extend to any damages caused by hydraulic fracturing operations to the extent the Company is found liable. The Company’s umbrella policy extends coverage up to $10 million.

The Company believes its deductibles are consistent with prudent industry practices and does not expect that the payment of any deductibles would have a material adverse effect on the Company’s financial condition or results of operations.

D. See item C above.

It is the Company’s intent to include the expanded insurance coverage language in future filings on Form 10-K.

Oil and Natural Gas Reserves, page 10

10.	We note that third party engineer firms prepared your proved reserve estimates as of December 31, 2010. Please file reports from these third party engineer firms as exhibits to your Form 10-K. Please note these reports should include all the disclosures outlined in Item 1202(a)(8) of Regulation S-K.

Response:

The two reports of third party engineering firms are included as exhibits incorporated by reference into the Form 10-K. Consents by each of the firms to inclusion in registration statements filed at the time of the Form 10-K are also included and filed with the Form 10-K. The third party engineering reports were filed on Form 8-K on January 28, 2011. We believe these reports include all disclosures outlined in Item 1202(a)(8) of Regulation S-K.

11.	We note your disclosure explaining that you reduced your proved undeveloped reserves in 2010 by 53 Bcfe as a result of your decision to not develop the Cotton Valley Sands proved undeveloped locations within the five year period. Tell us whether this was the only change in your proved undeveloped reserves that occurred during the year, or if there were any quantities of proved undeveloped reserves that were converted into proved developed reserves.

Response:

A 53 Bcfe downward revision was taken in the year-end 2009 SEC reserve report (not 2010 as mentioned in the comment) that pertained to the Company’s decision to not develop the Cotton Valley Sand (CVS) proved undeveloped locations within five years. We recognized that with our small working interest, our limited ability to control the timing of drilling and our shift of drilling focus to Haynesville development, the Company would not develop these proved undeveloped reserves within the five year period as described in the SEC’s modernized rules. Early in 2009, the Company converted two CVS proved undeveloped locations to proved developed locations. For the balance of the year, the Company performed exploratory horizontal drilling in the Haynesville/Bossier (H/B). As a result of its exploratory drilling program, the Company added 11 proved developed H/B locations during 2009 and booked one economic H/B proved undeveloped location which was 2.4 Bcfe. In addition, proved undeveloped reserves decreased by approximately 10% due to price and production profile revisions.

Engineering Comments

General

12.	Please provide us with your reserve report as of December 31, 2010. Please include cash flows of all wells and proved undeveloped locations.

Response:

The Company’s reserve report as of December 31, 2010 will be sent directly to James Murphy.

Summary Operating and Reserve Data, page 52

13.	Please tell us if your lease operating expenses include gathering and transportation costs.

Response:

The Company includes gathering and transportation costs in our lease operating expenses.

Balance Sheet, page F-4

14.	We note $5.7 million of pre-paid expenses on your balance sheet. Please tell us what these expenses are for.

Response:

As of December 31, 2010, prepaid expenses consisted of $1.5 million of deposits, prepaid insurance and fees and $4.2 million of debt issuance costs to be amortized into interest expense over the next 12 months.

Estimated Quantities of Oil and Natural Gas, page F-40

15.	We note the large negative revisions in oil and gas reserves in 2008 and 2009. These appear to be more than just revisions due to performance or price. Please explain these in more detail to us including the basis on which you called these reserves proved when they were first booked.

Response:

Other than revisions due to price and performance in years 2008 and 2009, the Company removed 53 Bcfe in proved undeveloped reserves in 2009 as a result of determining that certain non-operated locations would not get drilled within a five year window. Starting with reserve reports prepared for the year-ended December 31, 2009, the SEC’s new modernized rules required that all proved undeveloped locations be drilled within a five-year period from the date of the report changing by statute, the basis upon which reserves are considered proved. Adhering to the five-year rule, the Company removed 53 Bcfe of proved undeveloped reserves in 2009 related to non-operated Cotton Valley proved undeveloped locations with a 30% working interest. Because of the industry success in drilling the Haynesville formation during 2008 and 2009, the Company concluded that these Cotton Valley PUDs would likely be deferred by the operator for a period of time to focus on the Haynesville. This removal of proved undeveloped locations represents approximately 65% of the decrease in PUD reserves from year-end 2008 to year-end 2009. The remaining 35% of the decrease was related to price and performance.

In 2008 and 2009, the Company’s reserves primarily consisted of reserves from the Cotton Valley formation, which is a very mature natural gas reservoir that has been drilled for many years on the East Texas Sabine uplift. The Company used available production decline data when establishing the basis for the proved Cotton Valley reserve estimates.

Definitive Proxy Statement on Schedule 14A

General

16.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response:

The Company confirms it will comply with the following comments in all future filings.

17.	Please provide the information required by Item 201(d) of Regulation S-K. Refer to prior comment 17 from our letter to you dated December 30, 2008.

Response:

The information required by Item 201(d) of Regulation S-K as of December 31, 2010, which was also disclosed in Part II, Item 5 of the Company’s 2010 Form 10-K, is as follows:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected at left)
Equity compensation plan approved by security holders	576,051	$27.93	797,833

The Company does not have any compensation plans under which equity securities of the Company are authorized for issuance that were adopted without the approval of its shareholders.

Executive Officers, Compensation and Other Information, page 14

Compensation Discussion and Analysis, page 15

18.	Please describe how the compensation committee determined the amount to pay for each element of compensation for each of your named executive officers. We note that your filing does not incorporate your proposed draft disclosures in response to prior comment 19 from our letter to you dated December 30, 2008. Please advise.

Response:

The following highlighted items are in response to Items 402(b)(1)(v) and 402(b)(2)(ix) of Regulation S-K. The required disclosure addressing how the compensation committee determined the amount to pay for each element of compensation will be included in future filings. We note that the manner in which the compensation committee determined the amount to pay for each element of compensation for each named executive officer differed significantly in 2010 compared to 2008, which was the last time the named executive officers received salary adjustments. For example, as noted below, base salary adjustments during 2010 were revised from a 2008 plan developed with independent compensation consultants and that also reflect Mr. Rohleder’s increased responsibilities as president. During 2010, we also returned to a formulaic approach in determining annual cash incentive bonus payments.

The highlighted text below indicates the proposed format for future revisions to the type of disclosure included on pages 19- 23 of our 2011 Definitive Proxy Statement on Schedule 14A:

Considerations for Executive Compensation Decisions in 2010. The committee recognized Mr. Kenworthy Jr.’s contributions to our success as chief executive officer. The differences in compensation between that of Mr. Kenworthy, Jr. and the other named executive officers in 2010 reflect not only his leadership role, critical decision-making responsibility and significant duties, but also his status as a founder of the Company and his role in successfully building and subsequently guiding the Company through a difficult economic environment and the expectation that his leadership will again return exceptional shareholder value. Under Mr. Kenworthy Jr.’s leadership, we continued to exhibit a high level of performance across a broad number of metrics during depressed economic times. In addition, it was under Mr. Kenworthy Jr.’s leadership in late 2010 that the Company initiated the acquisitions and capital transactions that strengthened the Company’s balance sheet and liquidity and provided the Company with an expanded footprint in two of the leading oil resource plays in the U.S.

Additionally, the committee concluded that the executive team, including each of Messrs. Kenworthy, Jr., Rohleder, Merrill, Benton and Jackson, had continued to deliver exceptional results, including (i) leading the Company through volatile economic times, as demonstrated by their ability to strengthen the Company’s balance sheet and liquidity position in a very difficult capital markets environment, (ii) the continued improvement in the Haynesville horizontal drilling program, (iii) the change in the Company’s focus to oil related properties culminating in the acquisition of significant acreage positions in the Bakken and Nirobrara oil plays, and (iv) improvements in well results over the course of the year, while at the same time maintaining a Company-wide focus on financial discipline and cost control. In making its decisions regarding the 2010 annual incentive cash bonus awards at the committee’s meeting in February 2011, the committee reviewed the 2010 Longnecker report, the operating accomplishments and financial results for 2010, and the Company’s liquidity and financial position.

Elements of Compensation

We seek to achieve an appropriate mix between annual and long-term equity-based compensation, between cash and equity incentive awards and between performance-based and discretionary compensation in order to meet our objectives. Historically, we have not applied a rigid apportionment formula but have targeted total compensation for our management at approximately the 75th percentile of our peer group. Our mix of compensation elements is designed to reward superior operating and financial results and motivate exceptional long-term performance through a combination of elements. Additionally, when determining the mix of compensation, the committee takes into account that we do not provide deferred compensation, defined benefit pension or supplemental retirement plans for our executives.

Base Salary

We believe that some portion of an executive’s cash compensation should be a fixed amount for the executive’s regular work. Our current base salaries for our executive positions were established in July, 2010 as part of a comprehensive compensation review, which included benchmarking base salaries to our peer group. To establish base salary ranges, we analyzed compensation for each executive officer position by examining the scope of the job, the nature and complexity of its responsibilities, the training, knowledge and expertise required to perform the job, the recruiting challenges and opportunities associated with each position, the risks and opportunities associated with hiring at the higher and lower ranges of the position skill sets, the expected autonomy of the job, and, for current executives, the Company-specific experience, seniority, performance and compatibility. As such, the chief executive officer has the broadest range of responsibilities and therefore receives the highest base salary. Base salaries help us to achieve our goals of attracting and retaining talent. Decisions regarding base salary do not necessarily affect other compensation elements, although increases in base salary may correspond with increases in other elements of compensation, particularly in light of benchmarking undertaken in order to determine annual incentive cash bonuses.

Beginning in 2011, we will begin conducting annual reviews of base salaries in the fourth quarter and future changes will be effective at the beginning of the next year. Prior to this upcoming review in the fourth quarter of 2011, base salaries were adjusted based on recommendations from Longnecker effective July 1, 2010. As part of the Company’s initiative to reduce expenses and preserve capital during a period of depressed commodity prices, there had been no salary adjustments since July 2008 for the named executive officers. We will review the salaries for named executive officers in the fourth quarter of each year and may adjust base salaries in the future in connection with a promotion or other change in responsibilities, how an individual performed his or her responsibilities, how the executive’s performance contributed to the Company’s success, changes in the cost of living and other factors, such as the general level of competitive salaries in the industry and the need for any catch-up or other structural adjustment.

Aggregate 2010 base salary increases by executive officer were as follows:

Executive Officer	Base Salary Increase from 2008 ($)	Annualized Base Salary Increase (%)(1)
Ken Kenworthy, Jr.	$41,153	7%
Michael J. Rohleder	80,771	14%
James A. Merrill	30,459	8%
Timothy L. Benton	12,500	3%
Gary D. Jackson	25,000	7%

Average	$37,977	8%

(1)	Annualized base salary increase calculated on the period from July 1, 2008 to December 31, 2011, which is the next time that executive’s salaries will be evaluated.

Annual Incentive Cash Bonuses

During 2010, we returned to a formulaic approach in determining annual cash incentive bonus payments. In March 2010, the committee selected the following targeted levels of performance, which compared to the actual 2010 performance set forth below:

Performance Measure	Threshold	Target	Ceiling	Actual	Weight
Production(1)	14.0 Bcfe	17.5 Bcfe	24.5 Bcfe	17.47 Bcfe	20%
EBITDA(1)	$60 million	$74.0 million	$104 million	$61.9 million	20%
Economic completed well costs(1)	$2.25/Mcfe	$2.12/Mcfe	$2.00/Mcfe	$2.20/Mcfe	20%
Discretionary	Not Applicable	Not Applicable	Not Applicable	140%	40%

(1)	The bonus related to this performance measure is compliant with IRS Section 162(m) in order to be deductible as performance based compensation.

The 2010 annual incentive plan was structured to pay on a sliding scale from a threshold of 80% achievement of each particular target up to a maximum 140% achievement of each particular target. The committee believed that these metrics and the targeted levels of performance represent realistic, near-term and measurable performance goals and were designed to promote Company growth without providing an incentive for executives to engage in risky business behavior. The potential 2010 annual incentive payments to the named executive officers at the threshold, target and maximum levels of achievement of all performance measures, as a percent of base salary, were as follows:

Executive Officer	Threshold	Target	Maximum
Ken Kenworthy, Jr.	80%	100%	140%
Michael J. Rohleder	64%	80%	112%
James A. Merrill	60%	75%	105%
Timothy L. Benton	56%	70%	98%
Gary D. Jackson	48%	60%	84%

In making the determination for the discretionary portion of the annual incentive cash bonus for 2010, the committee considered, among other factors, the following performance matters:

•

during 2010, the named executive officers delayed payment of cash bonuses, which provided the Company with additional liquidity prior to the successful completion of acquisitions and additional financings in the first quarter of 2011;

•	the named executive officers successfully identified strategic acquisitions that were targeted in late 2010 after evaluating 30 opportunities and more than 300,000 acres in the Rocky Mountains;

•	the Company increased estimated proved reserves by 800% with respect to its Haynesville/Bossier acreage during 2010 based on the report of DeGolyer and McNaughton, independent petroleum engineers;

•	the Company improved the drilling of its Haynesville/Bossier wells, including longer and faster lateral drilling with newer completion designs to improve well performance;

•

the Company hired additional experienced accounting personnel and implemented a new accounting system during 2010 to improve its internal controls over financial reporting and to handle the Company’s expanding operations; and

•	Developed regulatory and legal mechanisms to drill laterals in excess of 6,000 feet that cross unit boundaries.

Based on actual performance metrics achieved and discretionary evaluations, the committee determined to make payouts to the named executive officers under the 2010 annual incentive plan as follows, which represented the following percentages of base salary:

Executive Officer	Performance Based Bonus	Discretionary Bonus	Total 2010 Annual Incentive Cash Bonus	Bonus as a % of Base Salary
Ken Kenworthy, Jr.	$301,415	$312,091	$613,506	110%
Michael J. Rohleder	163,696	169,495	333,191	88%
James A. Merrill	136,259	141,086	277,345	83%
Timothy L. Benton	141,971	147,000	288,971	77%
Gary D. Jackson	105,464	109,200	214,664	66%

In making its determinations and allocations of discretionary bonus awards, the committee considered our CEO’s and president’s personal efforts in connection with each the foregoing factors, our CFO’s personal efforts specifically in connection with acquisitions, financing and accounting matters, and Messrs. Benton’s and Jackson’s personal contributions specifically with respect to the review of acquisitions, increase in reserves and operating matters.

Long-Term Incentive Compensation

Use of Equity-Based Incentives. Given our historical stock performance, equity-based awards, in the form of stock options or restricted stock, have historically represented the largest component of total compensation paid to our executive officers. Equity-based incentives most directly recognize the shareholder value created by our executives over the long-term and are awarded to align a significant portion of each executive’s net worth with the Company’s success in creating shareholder value. This important compensation tool has been critical to maintaining our entrepreneurial culture and attracting and retaining our key executives.

In 2008, based on discussions with Longnecker and to enhance our ability to recruit and retain our executive officers and key employees, the committee determined that, similarly to other compensation, long-term incentive awards should be targeted around the 75th percentile, such that our executives’ total compensation is near the 75th percentile of similarly-positioned executives in our peer group. In 2010, the current Longnecker study was used as the benchmark for equity-based incentives awarded to executive officers.

Decisions to increase or decrease long-term incentive compensation do not necessarily affect other elements of compensation. However, if we elected to maintain an executive officer’s compensation at a fixed level, increases or decreases to long-term incentive compensation likely would have an opposite effect on other elements of that executive officer’s total compensation. During 2010, the committee determined to decrease equity compensation awards while making reciprocal increases in discretionary cash awards to each of our named executive officers, with the aggregate cash and stock award amounts materially consistent compared to 2009, and with the amount and allocation of equity awards for each named executive officer based on the same personal contributions discussed above.

Equity-based incentives were historically granted under our 2000 Stock Option Plan. Beginning in 2008, we transitioned to grants under our 2008 Long-Term Incentive Plan.

In May 2010, the shareholders approved an amendment to the Company’s 2008 Long-Term Incentive Plan to increase the maximum number of shares of common stock issuable under the plan by 1 million shares to 1,750,000 shares. In order to minimize shareholder dilution and to reduce the burn rate of common shares issued to executives and employees as a result of a depressed stock, the committee awarded the executive officers and certain key employees a combination of restricted stock grants, stock options remaining under the expiring 2000 Stock Option Plan and a quarterly cash award paid in eight quarterly installments beginning in August 2010. The value of the combination of these three forms of compensation equated to approximately 79% of Longnecker’s recommended long-term incentive compensation for the 75th percentile of similarly-positioned executives in our peer group.

Total long-term incentive compensation paid to the executive officers during 2010 was allocated as follows:

Executive Officer	Stock Awards ($)	Option Awards ($)	Bonus	Total Long-Term Incentive Compensation
Ken Kenworthy, Jr.	$557,324	$62,884	$1,009,275	$1,629,483
Michael J. Rohleder	255,641	28,846	462,948	747,435
James A. Merrill	226,978	25,611	411,043	663,632
Timothy L. Benton	152,033	17,152	275,319	444,504
Gary D. Jackson	131,764	14,868	238,610	385,242

Equity Grant Practices. Equity-based grants are typically made in July of each year. Prior to June 2008, equity-based grants were made on a discretionary basis. Grants are made without regard to anticipated earnings or other major announcements by the Company. Our 2000 Stock Option Plan and the 2008 Long-Term Incentive Plan prohibit the repricing of stock options.

The committee approves equity-based grants before or on the date of grant. The exercise price of each stock option awarded to the executive officers is the fair market value of the stock on the date of grant which is the average of the high and the low price of our stock on the grant date. For restricted stock, the fair market value of the shares granted equals the average of the high and low price of our stock on the date of grant.

The 2000 Stock Option Plan, the 2008 Long-Term Incentive Plan and the compensation committee’s charter allow the committee to delegate authority to grant equity-based awards to non-executive employees to our management. As with the grants made directly by the compensation committee, the exercise price of any stock options granted by management must be the fair market value of the stock on the date of grant. Our management has used this authority to make grants of stock options and restricted stock to newly hired employees, in connection with promotions or as needed for retention purposes. In January 2008 and prior periods, grants of stock options by management or the compensation committee were made on any given day, at management’s or the committee’s discretion. Restricted stock awards granted by management and the compensation committee are typically granted on the first day of July.

Closing Comments

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to the undersigned at (405) 600-0711 (ext 305).

Sincerely,

/s/ James A. Merrill
James A. Merrill
Chief Financial Officer
GMX Resources Inc.

cc:	David C. Buck, Esq.

Andrews Kurth LLP